

August 2, 2012

Via E-mail
Svetlana Gofman
President
Pronto Corp.
6700 Henri-Bourassa Ouest, Suite 206
Montreal, QC Canada H4R0G2

      Re: Pronto Corp.
               Amendment No. 2 to Registration Statement on Form S-1
               Filed July 19, 2012
               File No. 333- 180954

Dear Ms. Gofman:

We have reviewed your responses to the comments in our letter dated June 15, 2012 and have the following additional comments.

Prospectus Summary, page 5

Selected Financial Data, page 7

1. It appears that the amount presented in the table as "stockholder's equity" as of May 31, 2012 should be $(8,408) as presented in the balance sheet of same date instead of $92. Please revise accordingly.

Dilution of the Price You Pay For Your Shares, page 15

Purchasers of Shares in this Offering if One-Third of Shares Sold, page 16

2. It appears that the amounts for the last three line items should be 9.42%, 90.58% and 24.3%. Please revise accordingly or advise.

Management's Discussion and Analysis or Plan of Operation, page 19

3. It appears that the cash balance as of May 31, 2012 stated in the second sentence of the second paragraph should be $92 as presented in the balance sheet of same date instead of $292. Please revise accordingly.

Plan of Operation, page 19

4. We note your response to our prior comment 8 and reissue in part. In regards to Parking Payment Application Development, please expand the disclosure to provide more detail as to the timeline for each material step.

5. It appears that the $50,000 referred to in the second paragraph in computing the monthly burn rate should be indicated as the estimated minimum amount to be incurred over the next 12 months for proposed operations and costs associated with this offering and maintaining a reporting status with the SEC. Please revise or advise.

6. In the first sentence of the last paragraph, it appears that your "business" should be referred to as your "intended business," as you have not commenced your planned principal operations. Please revise or advise.

7. You state in the next to last paragraph on page 21 that you expect to be in full operation and selling your service within 12 months of completing the offering. Please explain to us and disclose whether this time frame considers the amount of time needed (i) to seek and obtain approval from the necessary parties (i.e., the owner/operator of the meter payment system and city officials) to employ your application, (ii) for potential negotiation and receipt of approval with the necessary parties for any fees you expect to charge for your application and (iii) to coordinate with the necessary parties the integration of your application with the parking meter system. It appears that you have no control over the timing of the matters that must be decided upon or determined by the owner/operator of the parking meter system or city officials, and that their cooperation and the timing of their process is necessary to the timing of when you are able to fully conduct your operations. If your time frame does not contemplate the timing of others upon which your are dependent, please qualify the expected timing of your full operations accordingly. If your time frame does contemplate the timing of others upon which your are dependent, please explain to us and disclose the basis upon which you have determined the timing of the necessary parties, in particular since you have yet to discuss your intended application with these parties.

Develop Parking Payment Applications, page 20

8. We note your response to our prior comment 9 and reissue in part. Please revise this section further to discuss how the cost of using your application will be communicated to potential clients.

9. You state that you believe the parking meter company will re-pay you the funds you spent testing the application. Please revise to clarify that you have no agreement with the company operating the parking meters, have not spoken with that company at all and there is no guarantee that you will be repaid any funds you use for testing the application.

10. Please provide support for your statement in this section that "the majority of the mobile phone users know what QR Code is" or revise to delete this statement. There also

appears to be an error in the sentences "[t]herefore, we will not need to do anything with parking meters and do need funds for this."

Results of operation, page 22

From Inception on December 22, 2011 to May 31, 2012, page 22

11. It appears that the amount of general and administrative expenses for the period from inception through May 31, 2012 should be $5,508 as presented in the condensed statement of operations for the same period instead of $5,108. Please revise accordingly.

Description of Business, page 23

Our Service Overview, page 24

12. You indicate that because the parking meter system already exists in Montreal, no major modification is required to add your remote paying service. Please revise to state that as a belief. Also revise to balance the disclosure to indicate that you have no agreement with the operator of the parking meters in the city nor have you spoken with the operator of the parking meters, so you cannot be certain that there are no other physical modifications needed and that you might face other obstacles to implement your services.

Financial Statements, page 34

Statements of Cash flows, pages 39 and 46

13. It appears that the amount of the advances received for the funding of the expenses paid on behalf of the company by a related party should be presented as a noncash activity for each period presented, since the amount of such advances is included in the liabilities reported for each balance sheet date presented. Please revise accordingly or advise.

Notes to the Financial Statements (as of and for the period ending February 29, 2012), page F-6

Note 3 – Income Taxes, page 43

14. The tables should present amounts for the period from inception to February 29, 2012 to be consistent with the financial statements, to which they relate. Please revise accordingly.

15. The revision immediately indicated above may require your independent accountants to dual date their report. Please discuss this with them and advise us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: via e-mail
         David Lubin, Esq.